Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Tap Systems Inc.
177 E Colorado Boulevard
Pasadena , CA 91105
https://www.tapwithus.com/

Up to $1,070,000.00 in Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Tap Systems Inc.
Address: 177 E Colorado Boulevard, Pasadena , CA 91105
State of Incorporation: DE
Date Incorporated: February 03, 2015

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 1,070,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $250.00

The 10% Bonus for StartEngine Shareholders

Tap Systems will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 1,000 shares of Common Stock at $1/ share, you will receive 100 Common Stock, meaning you'll own 1,100 shares for $1000. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement, unless their eligibility period has been extended through additional subsequent investments in StartEngine's own offerings.

Investment Incentive

10% Early Adopters Bonus

Invest within the next 15 days and receive 10% additional bonus shares on your investment.

Invest $250-$499 and get:

+ Baseball Cap

+ T-Shirt

in addition to your shares

Invest $500-$999 and get:

+ Baseball Cap

+ T-Shirt

+ Free Tap Strap

in addition to your shares

(500 Available)

Invest $1,000-$4,999 and get:

+ Baseball Cap

+ T-Shirt

+ 2 Free Tap Strap

in addition to your shares

(200 Available)

Invest $5,000-$24,999 (20 Available)

+ 2 Free Tap Straps

+ Baseball Cap

+ T-Shirt

+ 5% bonus shares

in addition to your shares

Invest $25,000-$99,999 (5 available)

+ 2 Free Tap Strap

+ Baseball Cap

+ T-Shirt

+ 10% bonus shares

in addition to your shares

Invest $100,000+$249,999 (2 available)

+Baseball Cap

+T-Shirt

+5 Free Tap Straps

+Trip to Israel and tour of the Tap Lab, Dinner with the team. (transportation included)

+10% bonus shares

All perks occur after the offering is completed

The available perks will update after each rolling close or disbursement and will be provided after the offering has closed

The Company and its Business

Company Overview

Tap Systems Inc. was founded in 2015 by two veteran technology entrepreuners, David Schick and Sabrina Kemeny PhD. The Company's goal has been to create disruptive methodologies and tools that provide novel, innovative and efficient methods of communicating with Bluetooth-enabled devices, including smartphones, tablets, computers, smart watches, VR and AR consoles and smart TVs.

The company's flagship product, the Tap Strap®, is a revolutionary wearable which turns any surface into a keyboard. Each time you tap your fingers, a character or command is sent to your Bluetooth-enabled device. Tap addresses an immediate market need for diverse use cases ranging from virtual reality to adaptive input for the blind and visually impaired.

The development of this product was spearheaded by Tap's research and development teams, consisting of seasoned software and hardware development talent.

In May 2016, Tap was unveiled for Beta testing and media promotion. The Company began shipping to customers in February 2018, and has now delivered over 10,000 Tap devices to customers all over the world -- to great reviews from the industry and raves from our customers. To date there have been over 30 million views of our promotional video, more than 55,000 people signed up on our wait list on https://www.waitlisted.co/listings, and requests for Tap development kits submitted by approximately 2,000 developers. In addition, Tap is being evaluated by several leading tech companies, including Apple, Google, Facebook and Intel.

Competitors and Industry

The Tap Strap can be used for almost any digital writing, mouse control or input control. It is highly mobile - being a hand wearable and requiring no specific surface, and can even be used without having to see what your hands are doing. Tap is also very easy to learn, requiring only about one tenth of the time that it takes to master a QWERTY keyboard. Tapping requires only one hand, and yet users often achieve speeds of over 70 words per minute.

At this stage, our focus is on three immediate and compelling market entry points.

The first, our largest market segment, is the consumer input market. Our customers purchase Tap to assist them in solving input challenges where the use of a standard keyboard would not be ideal. These situations range from mobile computing to ergonomics to gaming, as well as many other specialty situations. One of the drivers for the growth of this market is the increased adoption of Virtual Reality headsets. According to VentureBeat and Forbes, major consumer technology companies, such as Google, Facebook, Apple, Samsung and Microsoft as well as media and gaming developers are investing billions of dollars in this emerging category. While output has made great advances in recent years, there still is no effective method for language input. The only way to browse for content in a VR environment is by the slow and awkward "gaze and click" method. In addition, it is currently impossible to respond to texts or interact socially without taking off the VR goggles. With Tap, users can easily search and browse, compose texts and navigate menus from within the VR environment. We believe that this presents a significant market opportunity which provides tremendous growth potential for Tap.

The second market on which we focus is the business and enterprise market. There are many work situations in which a standard keyboard is not sufficient to perform a work task. For example, many tasks require that the operator perform a work function with one hand while entering data with the other hand. Tap is ideal for this common situation. In other situations, the work requires that the operator performs a task while moving from one area to another, and it is not possible or practical to carry a keyboard. In addition, many enterprises are adopting augmented reality headsets to assist their employees to perform their jobs. These devices have no keyboard capabilities at all, and Tap is a powerful solution to allow them to input while they work.

The third addresses the recent trend among blind and low vision individuals to adopt mobile technology. In recent years, powerful adaptive technologies such as Apple's voiceover and Google's Talkback have made smartphones and tablets accessible to the visually impaired. However, text input and device control are still slow and cumbersome. With Tap, which is an eyes-free tactile input system, blind users can input text and control their devices with the same speed and ease as sighted users. This vertical is compelling, not only because of the strong need for the technology but also because adaptive devices command a substantially higher selling price than do consumer devices. In addition, the market is concentrated, easy to access from a marketing perspective and is growing rapidly as mobile technology continues to be widely adopted. We believe that this market provides Tap with a predictable, low cost-of-entry, revenue base.

Voice input continues to improve. However, voice alone is an inadequate solution because of its inherent limitations: lack of privacy, difficulty correcting mistakes, dictation style is less precise than writing style, and difficult to use in noisy environments. Voice is also awkward to use for command-rich input, e.g. playing a game.

Current Stage and Roadmap

In May 2016, Tap was unveiled for Beta testing and media promotion. The Company began shipping to customers in February 2018, and has now delivered over 10,000 Tap devices to customers all over the world -- to great reviews from the industry and raves from our customers. To date there have been over 30 million views of our promotional video, more than 50,000 people signed up on our wait list, and requests for Tap development kits submitted by approximately 2,000 developers. In addition, Tap is being evaluated by several leading tech companies, including Apple, Google, Facebook and Intel.

The Team

Officers and Directors

Name: David Schick

David Schick's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer, Founder and Director
  Dates of Service: February 02, 2015 - Present
  Responsibilities: Mr. Schick is generally responsible for the overall success of the Company and for making top-level managerial decisions. His primary duties include communicating, on behalf of the Company, with shareholders, government entities, and the public; leading the development of the Company's short- and long-term strategies; creating and implementing the Company's vision and mission; evaluating the work of other executive leaders and personnel within the Company; maintaining awareness of the competitive market landscape, expansion opportunities, and industry developments; ensuring that the Company maintains high social responsibility wherever it does business; assessing risks to the Company and ensuring they are monitored and minimized; setting strategic goals and making sure they are measurable and describable.

Name: Sabrina Kemeny, PhD

Sabrina Kemeny, PhD's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President, Corporate Secretary, Co-Founder and Director
  Dates of Service: February 02, 2015 - Present
  Responsibilities: Dr. Kemeny is responsible for communicating, on behalf of the company, with shareholders, government entities, and the public; implementing the Company's short- and long-term strategies; maintaining awareness of the competitive market landscape, expansion opportunities and industry

developments; ensuring that the company maintains high social responsibility wherever it does business.

Name: Alec Marshall

Alec Marshall's current primary role is with 1Silicone Drive. Alec Marshall currently services approximately 2-5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: July 29, 2019 - Present
  Responsibilities: Member of the Company's Board of Directors

Other business experience in the past three years:

- **Employer:** 1Silicone Drive
  Title: Managing Partner
  Dates of Service: January 01, 2016 - Present
  Responsibilities: Executive Management

Name: Eli Schick

Eli Schick's current primary role is with Amidor Nurse Staffing ("ANS"). Eli Schick currently services approximately 2-5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: July 29, 2019 - Present
  Responsibilities: Member of the Board of Directors

Other business experience in the past three years:

- **Employer:** Amidor Nurse Staffing ("ANS")
  Title: Owner
  Dates of Service: September 01, 2013 - Present
  Responsibilities: Executive Management

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These

include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, or even if we do, that we will able to make a profit. To date, the Company has not had any profits.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. While the Company may be acquired by an established player in the industry, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought in this offering, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit, on favorable terms, when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced below its current price, your ownership percentage would be decreased as a result of the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to significantly re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties

Delays or cost overruns in the production and shipping of our Tap Strap and future products, if any, and failure of the products to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of the Company have been paid out.

Insufficient Funds

The Company might not sell enough shares in this offering to meet its operating needs and fulfill its plans, and even if we sell all the common stock we are offering now, the Company may need to raise more funds in the future, and if we are unable to do so, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors might get better terms and/or because your ownership will be diluted.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to more rapidly gain traction in the marketplace. However, it is possible that the Tap Strap will fail to gain significant market acceptance for any number of reasons. If it fails to achieve significant sales and acceptance in the marketplace, it could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits

Tap Systems was formed on February 3, 2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated

with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Tap Systems has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the future or generate sufficient revenues to pay dividends to the holders of the shares.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

The Company's owns six pending patents, as well as trademarks, copyrights, Internet domain names, and trade secrets. Intellectual property is a complex and uncertain field of law. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our intellectual property protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their

performance.

Litigation

The Company is currently a party to several related lawsuits, all venued in Israel, brought by Ran Poliakine, who was one of the Company's three co-founders. Following Mr. Poliakine's termination by the Company's Board of Directors in December 2017, he filed suit against the Company and its senior management arising out of his termination. The Company believes that these lawsuits are without merit, has retained counsel and has been vigorously defending against plaintiff's claims. The Company does not believe that this case will result in any material adverse outcome to the Company. However, this lawsuit is subject to inherent uncertainties and management's view of these matters may change in the future. Additionally, in the normal course of business, the Company could become involved in various lawsuits and legal proceedings. Adverse outcomes in some or all of these claims may result in significant monetary damages or injunctive relief that could adversely affect our ability to conduct our business.

The Company Does Not Anticipate Paying Any Cash Dividends for the Foreseeable Future

To date, the Company has not paid any dividends to its shareholders. It currently intends to retain future earnings, if any, to support its business and does not intend to pay any dividends to its shareholders in the foreseeable future.

The Shares that you are Purchasing will be Equity Interests in the Company and will not Constitute Indebtedness

The Shares will rank junior to all existing and future indebtedness and non-equity claims on the Company with respect to assets available to satisfy those claims. In addition, the terms of your Shares will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company could incur substantial amounts of additional debt and other obligations that will rank senior to your Shares.

The Company's Success is Heavily Dependent on Certain Key Personnel

The Company is dependent on David Schick, who is its CEO, and Sabrina Kemeny, who is its president, in order to execute its business plan. The loss of either Mr. Schick or Ms. Kemeny would have a material adverse impact on the Company's business, financial condition, cash flow and results of operations. The Company currently does not have an employment agreement with either Mr. Schick or Dr. Kemeny. While the Company intends to enter into such agreements with both individuals, there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. Furthermore, the Company has not purchased any key person insurance policies with respect to Mr. Schick or Dr. Kemeny. Therefore, if either were to die or become disabled, the Company would not receive any financial compensation to assist it with such person's absence. While the Company intends to purchase such insurance coverage on both individuals, there can be no assurance that it will do so or that such coverage would be available.

We are not Subject to Sarbanes-Oxley Regulations and Lack the Financial Controls and Safeguards Required of Public Companies

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required of public companies under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We May Not be Able to Adapt to New Content Distribution Platforms and to Changes in Consumer Behavior Resulting from these New Technologies

We must successfully adapt to technological advances in our industry, including the emergence of alternative mobile communication platforms. Our ability to exploit new platforms and technologies will affect our ability to maintain or grow our business and may increase our capital expenditures. Additionally, we must adapt to changing consumer behavior driven by these advances. Such changes may impact the revenue and profits that we are able to generate.

Our intellectual property, including our pending patents, are vulnerable.

One of the Company's most valuable assets is its intellectual property. The Company's owns six pending patents, as well as trademarks, copyrights, Internet domain names, and trade secrets. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our shareholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our shareholders and will have no such right.

Our outstanding loan agreements are secured by the Company's Assets and may affect

our ability to borrow in the future.

There are currently outstanding convertible loans to the Company in the aggregate amount of $4,850,000, consisting of aggregate loans of $4,750,000 borrowed by the Company from its CEO, and a loan of $100,000 borrowed by the Company from a former officer. The Company's obligations under these loans are secured by a first priority security interest in all of the Company's personal property and other assets. The applicable loan and security agreements limit the Company's ability to grant or allow the imposition of any other lien or security interest upon the collateral. This may restrict or limit the ability of the Company to borrow additional funds until such time as these currently outstanding loans are repaid in full or converted into equity.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
David Schick	7,480,000	Common Stock	38.28
David Schick	3,800,000	Convertible Loans	19.44
Sabrina Kemeny PhD	4,040,000	Common Stock	20.67

The Company's Securities

The Company has authorized Common Stock, and Convertible Loans. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,070,000 of Common Stock.

Common Stock

The amount of security authorized is 50,000,000 with a total of 19,546,843 outstanding.

Voting Rights

1 vote per share

Material Rights

There are a total of 3,321,350 Warrants and 255,875 Options outstanding, of which none has been exercised to date.

Each of these Warrants and Options is convertible to Common Stock. The Warrants have an exercise price of $1.25 per share, and the Options have an exercise price of either $1.25 per share (for 140,875 Options) or $1.00 per share (for 115,000 Options).

All Warrants and Options expire after 10 years following their respective dates of issuance and may no longer be exercised after that date.

Convertible Loans

The security will convert into Common stock and the terms of the Convertible Loans are outlined below:

Amount outstanding: $4,850,000.00
Maturity Date: February 20, 2022
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $0.00

Conversion Trigger: Upon Maturity Date, at Option of Lender, at $1.25 per share

Material Rights

The conversion price applicable to these convertible loans is $1.25 per share. These loans are secured by a security interest in the Company's assets.

In addition, for a portion of the loans, warrant coverage is provided, as follows: for each share issued to the lender upon conversion, the Company is also to issue to the Lender, at no additional cost to Lender, one warrant to purchase an additional share of the Company's common stock at a strike price of $1.25.

Furthermore, for a portion of the loans, anti-dilution protection has been granted as follows: Until such time as the Loan has been fully repaid or fully converted into shares of common stock of the Company, if the Company issues any securities (other than the issuance, vesting or exercise of any securities issued pursuant to a stock option plan approved by shareholders) for a consideration per share (the "New Issuance Price") that is less than $1.25 (the foregoing a "Dilutive Issuance"), then immediately after such Dilutive Issuance, the conversion price then in effect as well as the warrant strike price shall be reduced to the New Issuance Price.

FInally, early repayment of the loan can be triggeed in the event that: (a) the Company consolidates with or merges with or into another entity or person, (b) the Company sells all or substantially all of its assets to another entity or person, (c) a majority of the Company's equity securities are sold to another entity or person, or (d) an initial public offering of the Company's Common Stock, having gross proceeds of not less than $5,000,000, takes place; or (e) the Company defaults in the performance of any of its obligations under the applicable loan agreement.

Security Interest

In connection with the convertible loans, the Company pledged to the Lender a first priority security interest in all of the Company's personal property and other assets, including without limitation: (i) all copyrights, patents, trademarks and other intellectual property; (ii) all equipment; (iii) all fixtures; (iv) all inventory; (v) all cash and cash equivalents; (vi) all letters of credit; and (vii) all deposit accounts and securities accounts with any bank, financial institution, securities intermediary or otherwise (the "Collateral").

Furthermore, under the terms of the convertible loans, without the Lender's prior written consent, the Company may not grant or allow the imposition of a lien or security interest upon the Collateral, except for financing statements hereunder naming the Lender as the secured party.

What it means to be a minority holder

As a minority shareholder of the company, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities,

Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in the Company could be diluted due to the Company's issuance of additional shares. In other words, if and when the Company issues more shares, the percentage of the Company that you individually own will decrease, even though the value of the Company, as a whole, may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible loans or warrants) into stock.

There are currently outstanding warrants and a convertible note that once executed and converted, will further dillute investors' stake in the Company.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $775,000.00
  Number of Securities Sold: 8,857,143
  Use of proceeds: Startup expenses, research & development, production costs, retaining personnel, legal and accounting fees
  Date: May 01, 2015

Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $2,711,250.00
  Number of Securities Sold: 2,169,000
  Use of proceeds: Research & development, marketing, production, and general operating expenses
  Date: March 31, 2017
  Offering exemption relied upon: 506(b)

- Name: Common Stock with Warrant Coverage
  Type of security sold: Equity
  Final amount sold: $506,250.00
  Number of Securities Sold: 405,000
  Use of proceeds: Research & development, marketing, production, and general operating expenses
  Date: August 02, 2018
  Offering exemption relied upon: 506(b)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $600,000.00
  Number of Securities Sold: 600,000
  Use of proceeds: Research & development, marketing, production, and general operating expenses
  Date: May 30, 2019
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $4,850,000.00
  Use of proceeds: General research and development
  Date: April 25, 2019
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including

those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

We began shipping our product, the Tap Strap, to customers in February 2018. Prior to that point, we had no revenues, and all manufacturing expenses were capitalized. Starting in February of 2018, the company began to recognize revenue for the sale of our product, which amounted to $760,860 for the year 2018.

Our largest expense has historically been research and development salaries and materials. Salaries were aproximately $391,000 in 2017 and $1,023,000 in 2018.

Results of Operations:

Our financial statements for fiscal years ended December 31st 2017 and 2018 can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part.

Business:

The Company is in the business of developing, manufacturing and selling a revolutionary wearable input device called the Tap Strap.

Revenues:

Revenues for fiscal year 2017 was $0.00. The Company began delivering it's Tap Strap product in February of 2018. Revenues for fiscal year 2018 was $760,983. Revenues consisted of sales of the Tap Strap, along with associated shipping fees.

In the future, we expect that our revenues will increase significantly, as awareness of our technology continues to increase and the overall market for wearable display devices continues to grow. Growth is driven both by improvements in our sales, marketing and distribution programs, as well as the increased maturing of technologies which utilize the Tap technology, such as augmented and virtual reality headsets. We project that revenues for fiscal year 2019 will grow by approximately 100% over 2018, and that this rate of growth will continue in the future.

Cost of Good Sold:

Cost of goods sold was $0.00 in 2017, reflecting the fact that there were no sales in that fiscal year. Cost of goods sold was $271,771 in fiscal year 2018, yielding a gross margin of 64.3% and a gross profit of $489,122. As our sales volumes increase, we expect our gross margins to improve over time, and we are able to take advantage of economies of scale and can implement cost reduction programs. We estimate that our average selling price will decrease by approximately 15% in 2019 compared to 2020, and by an additional 15% in 2021. This decline is driven primarily by more favorable pricing from the contract manufacturers who produce the Tap Strap.

Expenses:

Expenses in fiscal years 2017 and 2018 respectively totaled $2,153,344, and $2,874,649. The increase in expenses reflects increased spending on Sales and Marketing activities as we began offering the Tap Strap product for sale. We expect that our R&D expenses will grow modestly over the coming year, however we expect that our sales and marketing expenses will increase significantly as we expand our sales activities.

Net Loss:

In fiscal years 2017 and 2018, the Company incurred losses of $2,219,091 and $2,455,549 respectively. The increased loss in 2018 reflects additional expenditures in sales and marketing activities, offset by gross profit from sales of the Company's product. We anticipate a gradual decline in our net loss as our revenues increase.

Liquidity and Capital Resources:

Since its inception in 2015, the Company has raised $4,592,500 through the sale of equity in the form of common stock. In addition, the Company has borrowed $4,850,000 in convertible loans, which may be converted into common stock at a price of $1.25 per share. These loans do not carry any interest. We anticipate that the Company will consume less cash in 2019 than in 2018, as revenues increase, net loss decreases, and our investment in capital equipment decreases. We anticipate that we will reach the cash-flow break-even point in 2020, as our annual revenues reach the $3 million point.

Indebtedness:

The Company has the use of a line of credit facility from David Schick, the Company's CEO. To date, the Company has not drawn down any amounts under this line of credit.

Historical results and cash flows:

We have historically incurred operating losses. For the first three years of the Company's history, we were in a research and development stage. In February, 2018, we introduced our product, the Tap Strap, into the market. Over the course of 2018, we incurred significant expenditures of approximately $500,000 in tooling costs for the manufacture of our product. In addition, we purchased our initial inventory to facilitate mass production. Revenues for the our first year on the market were a relatively modest $760,000, with a gross margin of $489,000.

The trends for 2019 are improving. Net revenues for the most recent three months, ending July 31st nearly doubled - totaled $307,400, compared with $154,000 for the same period in 2018. Expenses in Research and Development have held fairly constant on a year-over-year basis. Sales and marketing is increasing, as we invest more heavily in expanding our selling activities. These expenditures are anticipated to decline as a percentage of sales as our sales continue to accelerate. We do anticipate further

inventory purchases throughout the year; however, as our volumes increase, our unit prices for the Tap Strap should decline, and we expect our gross margins to improve. We anticipate that the Company will consume less cash in 2019 than in 2018, as revenues increase, net loss decreases, and our investment in capital equipment decreases. We anticipate that we will reach the cash-flow break-even point in 2020, as our annual revenues reach the $3 million point.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of August 1, 2019, the Company had approximately $314,000 in cash, accounts receivables of approximately 8,700 and inventory of approximately $280,000.

Since its inception, the Company has raised capital, to help finance its operations, through equity investments by, and loans from, private individuals, with a significant majority of the loans made to the Company by its CEO. Typically, the terms of the loan allows for its conversion into shares of common stock of the Company, at a pre-determined conversion price.

The total amount of outstanding loans to the Company equal approximately $4.85 million. In addition, the Company recently secured a bridge loan, in the form of a $200,000 credit line, from its CEO. The Company has not yet drawn down funds from that line of credit and it currently has an outstanding balance of $0.

The company has not sought or obtained any lines of credit or other credit facilities from any banks or other financial institutions.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

It is anticipated that the funds received from this offering will allow us to accelerate our marketing activities and to help fund our operations, both of which are critical to the Company's future success.

To the extent that the company has drawn down any or all of the $200,000 interest free bridge loan from the Company's CEO, these funds will be used to repay such indebtedness. As of this date, the Company has not drawn down any funds under this loan.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The Company is currently consuming cash on a monthly basis. Absent any other

source of funds, the funds being raised in this campaign are necessary for the continued viability of the Company. As of August 1st, the Company had $314,000 of cash, $8,700 in accounts receivable, and $280,000 of saleable inventory. In addition, the Company has an unused $200,000 line of credit. Of the total current funds, lines of credit and working capital, the funds being raised in this offering will makeup about 60% of the total.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Absent any other source of funds, the Company can operate for approximately 5 months if it raises no more than the minimum offering amount in this campaign.

We incur monthly expenses, primarily in research and development and sales and marketing. We currently have an adequate amount of prepaid inventory on hand, and therefore do not anticipate any need to make substantial inventory purchases in the coming months. We are also increasing our rate of sales and decreasing our cost of acquisition per customer. We do not anticipate any significant capital expenses or increase in personnel during this period.

How long will you be able to operate the company if you raise your maximum funding goal?

In the event that the Company is able to raise the full $1,070,000 amount from the Reg CF offering, we anticipate that the Company will be able to operate for at least 15 months before requiring additional capital. We anticipate a seasonal increase in sales volume during our fourth quarter, commensurate with the holiday season. This should allow us to reach cash flow neutral or positive during the Q4 period. We anticipate a decrease in sales volume in Q1, however, our sales volumes are increasing substantially year over year, and we anticipate that the offering along with improved sales will provide operating capital at least through the end of 2020. We do not anticipate any significant capital expenses or increase in personnel during this period, however, we do anticipate that our expenditures in sales and marketing expenses will continue to rise as the Company increases its activities in both ecommerce and physical retail selling activities.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company is contemplating an additional capital raise in 2020, either in the form of a Reg CF offering or in a different form. Furthermore, to the extent necessary and depending on its eligibility, the Company may apply for lines of credit or other credit facilities from banks or other financial institutions.

Indebtedness

- **Creditor:** David Schick
  Amount Owed: $4,750,000.00
  Interest Rate: 0.0%
  Maturity Date: February 20, 2022
  The conversion price applicable to these convertible loans is $1.25 per share. These loans are secured by a security interest in the Company's assets. In addition, for a portion of the loans, warrant coverage is provided, as follows: for each share issued to the lender upon conversion, the Company is also to issue to the Lender, at no additional cost to Lender, one warrant to purchase an additional share of the Company's common stock at a strike price of $1.25. Furthermore, for a portion of the loans, anti-dilution protection has been granted as follows: Until such time as the Loan has been fully repaid or fully converted into shares of common stock of the Company, if the Company issues any securities (other than the issuance, vesting or exercise of any securities issued pursuant to a stock option plan approved by shareholders) for a consideration per share (the "New Issuance Price") less than $1.25 (the foregoing a "Dilutive Issuance"), then immediately after such Dilutive Issuance, the conversion price then in effect as well as the warrant strike price shall be reduced to the New Issuance Price. Finally, early repayment of the loan can be triggeed in the event that: (a) the Company consolidates with or merges with or into another entity or person, (b) the Company sells all or substantially all of its assets to another entity or person, (c) a majority of the Company's equity securities are sold to another entity or person, or (d) an initial public offering of the Company's Common Stock, having gross proceeds of not less than $5,000,000 takes place; or (e) the Company defaults in the performance of any of its obligations under the applicable loan agreement. No part of the $4,850,000 in convertible loans will be repaid from the proceeds of this offering.

- **Creditor:** Ran Poliakine
  Amount Owed: $100,000.00
  Interest Rate: 0.0%
  Maturity Date: April 30, 2018
  The conversion price applicable to these convertible loans is $1.25 per share. This loan is secured by a security interest in the Company's assets. To date, the lender has not made an election with respect to the conversion of the principal amount of his loan into shares of common stock of the Company.

- **Creditor:** David Schick
  Amount Owed: $200,000.00
  Interest Rate: 0.0%
  Maturity Date: September 30, 2019
  This is a bridge loan, in the form of a credit line, made to the Company by its

CEO. The Company secured this credit line for the purpose of financing its purchase of inventory of its Tap Strap product. To the extent that this line is drawn down by the Company, a portion of the proceeds of this offering (up to $200,000, depending on how much has been drawn down) will be used to repay this line of credit.

Related Party Transactions

- **Name of Entity:** David Schick
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: David Schick has lent the Company a total of $4.95 million. Additionally, he has established a line of credit in favor the Company in the amount of $200,000. The Company has not yet drawn down funds from that line of credit and it currently has an outstanding balance of $0.
  Material Terms: A portion of these loaned funds may be converted into the Company's common stock, pursuant to the terms of loan agreements between the Company and Mr. Schick. The line of credit exese loans include a $200,000 interest-free bridge loan by Mr. Schick to the Company in July 2019 to finance the Company's purchase of inventory. That bridge loan will be repaid out of the proceeds of the current offering.

- **Name of Entity:** Ran Poliakine
  Relationship to Company: Former officer and co-founder
  Nature / amount of interest in the transaction: Mr. Poliakine has lent the Company a total of $100,000
  Material Terms: The conversion price applicable to these convertible loans is $1.25 per share. This loan is secured by a security interest in the Company's assets. To date, the lender has not made an election with respect to the conversion of the principal amount of his loan into shares of common stock of the Company.

- **Name of Entity:** David Schick
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: A convertible note issued to Mr. Schick
  Material Terms: Amount owed: $4,750,000.00 Interest rate: 0% Maturity date: February 20, 2022 Material terms: The conversion price applicable to these convertible loans is $1.25 per share. These loans are secured by a security interest in the Company's assets. In addition, for a portion of the loans, warrant coverage is provided, as follows: for each share issued to the lender upon conversion, the Company is also to issue issue to the Lender, at no additional cost to Lender, one warrant to purchase an additional share of the Company's common stock at a strike price of $1.25. Furthermore, for a portion of the loans, anti-dilution protection has been granted as follows: Until such time as the Loan

has been fully repaid or fully converted into shares of common stock of the Company, if the Company issues any securities (other than the issuance, vesting or exercise of any securities issued pursuant to a stock option plan approved by shareholders) for a consideration per share (the "New Issuance Price") less than $1.25 (the foregoing a "Dilutive Issuance"), then immediately after such Dilutive Issuance, the conversion price then in effect as well as the warrant strike price shall be reduced to the New Issuance Price. Finally, early repayment of the loan can be triggered in the event that: (a) the Company consolidates with or merges with or into another entity or person, (b) the Company sells all or substantially all of its assets to another entity or person, (c) a majority of the Company's equity securities are sold to another entity or person, or (d) an initial public offering of the Company's Common Stock having gross proceeds of not less than $5,000,000 takes place; or (e) the Company defaults in the performance of any of its obligations under the applicable loan agreement.

Valuation

Pre-Money Valuation: $19,546,843.00

Valuation Details:

The pre-money market capitalization for this offering is $19.55 million, which translates to a price per share of $1.00, with the fully diluted number of shares being 19,546,843.

This valuation is based on several factors, including the state of the Company's stage of development in terms of technology, sales and marketing, and the future potential of the markets that the Company is addressing. In addition, we utilize a forcast of the future revenues that the Company can achieve based on these factors.

As a reference, we examined companies which were at a similar stage and whose products address the same general markets that we do. At this point, the Tap product has completed the research and development stage, has been successfully transferred to mass production, and has been selling to thousands of customers for over 18 months. The Tap technology is relevant to the smart-wearable and mobile device interaction market, which includes smart watches, augmented and virtual reality headsets, as well as mobile phones and tablets.

The total addressable market for peripherals in this category, which includes smartwatches, VR and AR headsets is estimated to grow from 99.4 million units in 2019 to 200.2 million units in 223 (Statistica). This estimate does not include more conventional hand-held mobile devices, which have a combined installed base of over 2 billion users.

We selected four companies that develop user-interaction devices for the smart-wearables market as references:

Thalmic Labs: Thalmic Labs raised a series A round at a valuation of $16 million. At the time, Thalmic Labs was developing a gesture-based interaction device called the Myo Armband. It should be noted that at the time of the financing, Thalmic Labs had yet to complete the development of their product, and was more than one year away from delivering their first commercial product. While the Thalmic Labs product can only distinguish 6 gestures, and is far less capable compared to the Tap technology, it addresses the same market segments.

Leap Motion: Leap Motion sells an optical-based gesture recognition system. According to Business Insider, they completed a series C round of financing in 2017, raising $50 million at a $300 million valuation. At the time, Leap Motion's revenues were estimated at $4.5 million annually. The Leap Motion system is able to sense finger gestures, but can not perform keyboard functions. It also suffers from a limited field of view, forcing the user to keep their hands in a small working area in order for the gestures to be recognized.

Vrvana: Vrvana develops an optical based hand tracking device for virtual reality interaction. Vrvana was purchased by Apple when it was in pre-revenue for $30 million. Like the Leap Motion technology, Vrvana is not capable of performing keyboard functions.

Primesense: Primesense is one of the original optical gesture recognition companies. It developed the technology used in the Microsoft Kinect devices. Primesense was purchased for $360 million according to techcrunch. The Primesense technology is a mature gesture sensing technology, however it is not capable of keyboard emulation, and it is not a wearable technology.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  100%

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  28.5%
  .Digital marketing fees, content creation, and subscriptions. The majority of

these expenditures will be used to run advertising campaigns on the major platforms such as Facebook, Google and Taboola.

- *Research & Development*
  20.0%
  .These funds will be used to pay salaries and purchase materials for improving the Tap product line and developing future products.

- *Operations*
  10.0%
  .These funds will be spent on operational activities such as accounting and HR.

- *Inventory*
  25.0%
  This refers to the use of a portion of the offering proceeds to purchase inventory of Tap Strap products.

- *Repayment of line of credit*
  13.0%
  To the extent that the company has drawn down any or all of the $200,000 interest free bridge load to from the Company's CEO, these funds will be used to repay such indebtedness. As of this date, the Company has not drawn down any funds under this loan. No part of the $4,850,000 in convertible loans will be repaid from the proceeds of this offering.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.tapwithus.com/ (https://www.tapwithus.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements

until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/tap-systems

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Tap Systems Inc.

[See attached]

TAP SYSTEM INC

CONSOLIDATED FINANCIAL STATEMENTS
WITH
INDEPENDENT ACCOUNTANT'S REVIEW REPORT

December 31, 2018 and 2017

TAP SYSTEM INC

Table of Contents

Joseph Chen & Zhu, LLP

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
TAP SYSTEM, INC

We have reviewed the accompanying consolidated financial statements of TAP SYSTEM INC Company, which comprise the consolidated balance sheets as of December 31, 2018 and 2017, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Joseph Chen & Zhu, LLP
Irvine, CA
July 15, 2019

TAP SYSTEM INC
Consolidated Balance Sheets
As of December 31, 2018 and 2017

<u>ASSETS</u>

		2018		2017
Current assets				
Cash (Note 1)	$	354,031	$	439,259
Accounts receivable, net of allowance for bad debts (Note 1)		-		3,957
Inventories		386,879		-
Prepaid expenses		11,069		90,226
Total current assets	$	751,979	$	533,442
Property and equipment, net (Note 2)		239,858		97,941
Total property and equipment	$	239,858	$	97,941
Other assets				
Deferred tax assets (Note 6)		1,868,898		1,274,161
Total other assets	$	1,868,898	$	1,274,161
Total assets	$	2,860,735	$	1,905,544

<u>LIABILITIES and SHAREHOLDERS' EQUITY</u>

		2018		2017
Current liabilities				
Accounts payable	$	24,982	$	-
Accrued expenses		71,604		-
Credit card payable		31,014		62,499
Taxes payable		-		1,436
Other current liabilities		58,819		165,223
Total current liabilities	$	186,419	$	229,158
Long term liabilities				
Notes Payable		4,175,000		1,700,000
Interest payable		140,439		65,747
Other payable		275,000		-
Total other liabilities	$	4,590,439	$	1,765,747
Shareholders' equity				
Common stock (Note 7)		4,018,923		3,986,250
Accumulated translation adjustment		2,177		-
Retained earnings		(4,075,611)		(3,129,881)
Net Income		(1,861,612)		(945,730)
Total shareholders' equity	$	(1,916,123)	$	(89,361)
Total liabilities and shareholders' equity	$	2,860,735	$	1,905,544

The accompanying notes are an integral part of these financial statements

TAP SYSTEM INC
Consolidated Statements of Income and Retained Earnings
For the Years Ended December 31, 2018 and 2017

	2018	2017
Sales	$ 760,893	$ -
Cost of sales	(271,771)	-
Gross profit	$ 489,122	$ -
Selling and Operating expenses (Schedule I)	(2,874,649)	(2,153,344)
Income from operations	$ (2,385,527)	$ (2,153,344)
Other income (expense):		
Exchange gain (loss)	4,476	-
Interest income (expense)	(74,498)	(65,747)
Total other income	$ (70,022)	$ (65,747)
Income before income taxes	$ (2,455,549)	$ (2,219,091)
Income taxes (Note 6)	(800)	(800)
Tax expenses - Deferred	594,737.00	1,274,161
Net income (loss)	$ (1,861,612)	$ (945,730)
Retained earnings, beginning of year	(4,075,611)	(3,129,881)
Retained earnings, end of year	$ (5,937,223)	$ (4,075,611)

The accompanying notes are an integral part of these financial statements

TAP SYSTEM INC

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2018 and 2017

	2018	2017
Cash flows from operating activities		
Net income (loss)	$ (1,861,612)	$ (945,730)
Retained Earning adjustment	-	8,260
Adjustments to reconcile net income (loss) to net cash		
provided by operating activities		
Depreciation	100,096	6,861
(Increase) decrease in:		
Accounts receivable	3,957	(3,957)
Inventories	(386,879)	-
Deferred tax assets	(594,737)	(1,274,161)
Prepaid expenses	79,156	(90,226)
Increase (decrease) in:		
Accounts payable	24,982	-
Credit card payable	(31,485)	45,935
Accrued expenses	71,604	-
Interest payable	74,692	65,747
Other current liabilities	(107,840)	166,659
Net cash provided (used) by operating activities	$ (2,628,066)	$ (2,020,612)
Cash flows from investing activities		
Cash used for acquisition of equipment	(242,025)	(104,373)
Net cash provided (used) by investing activities	$ (242,025)	$ (104,373)
Cash flows from financing activities		
Loans from related parties	2,507,673	2,156,759
Loans payable	275,000	-
Acc. Translation adjustment	2,190	-
Net cash provided (used) by financing activities	$ 2,784,863	$ 2,156,759
Net increase (decrease) in cash and cash equivalents	(85,228)	31,774
Cash and cash equivalents at beginning of year	439,259	407,485
Cash and cash equivalents at end of year (Note 1)	$ 354,031	$ 439,259
Supplemental disclosures		
Income taxes paid	$ 800	$ 800
Interest paid	-	-

The accompanying notes are integral part of these financial statements

TAP SYSTEM INC
Consolidated Schedules of Selling and Operating Expenses
For the Years Ended December 31, 2018 and 2017

<u>Schedule I</u>

	2018		2017	
Advertising	$	244,284	$	80,869
Bank charges		2,918		5,595
Commission		26,657		-
Conference		20,091		17,275
Depreciation		100,096		6,861
Due & Subscrioptions		17,108		10,558
Entertainment & Meals		38,214		2,590
Freight expenses		81,951		4,889
Insurance		6,915		531
Legal fee & professional fee		388,515		107,571
Office supplies		35,550		73,009
Outside services		354,059		948,102
Payroll expenses		1,023,060		391,027
Payroll service fee		1,280		534
Postage & courier		123		149
Public Relations		86,277		96,919
Rent		120,900		10,513
Recruitment		12,353		251
Research & development materials		118,180		192,704
Taxes & licenses		23,299		775
Travel		170,364		199,969
Travel - meals		2,455		2,653
Total operating expenses	$	2,874,649	$	2,153,344

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of TAP SYSTEM INC and its subsidiaries (collectively the company) is presented to assist in understanding the Company's consolidated financial statements. The consolidated financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity.

Organization and Nature of Operations

TAP SYSTEM INC (TAP SYSTEM) was incorporated in Feb 03, 2015 under the law of State of Delaware. In March 15, 2016, TAP SYSTEM relocated its registered office to California under the corporate laws of the State of California. TAP SYSTEM is an innovated company that focuses to develop intelligent wearable gadgets and distributes via online platforms.

TAP WITH US LTD (TAP US) was incorporated on November 6, 2017 under the laws of Israel, which is a 100% subsidiary of TAP SYSTEM. TAP US is funded by TAP SYSTEM and solely provides R&D services to TAP SYSTEM.

Principles of Accounting

The consolidated financial statements and accompanying notes are prepared in accordance with generally accepted accounting principles in the United States of America and have been consistently applied.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and revenue and expenses during the period's reports.

Estimates are used when accounting for certain items such as allowances for doubtful account; employee compensation program; depreciation lives; asset retirement obligation; legal and tax contingence; inventory values; deferred tax assets, including valuation allowances. Estimates are based on historical experience, where applicable and other assumptions that management believes are reasonable under the circumstances. Accordingly, actual results may differ from those estimates under different assumptions or conditions.

Revenue Recognition

The company recognizes revenue upon shipment of products to the customer at which time title and risk of loss transfers to the customer. Gross sales are reduced by returns and discounts.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES(Continued)

Cash and Cash Equivalents

Cash and cash equivalents represent cash in banks and intermediate payment processing platform - another monetary related balance. All highly liquid investments with an original maturity of three months or less are considered cash equivalents.

Concentration

Majority of the monetary balanced in the United States is maintained by J.P Morgan Chase Bank unless is not yet transferred from payment solution intermediate platforms. The out of states cash is stored in TWU Israel Bank Account. The Federal Deposit Insurance Corporation insures deposits held with each bank up to $250,000 only.

Accounts Receivable and Allowance for Doubtful Accounts

The Company's accounts receivable consists of amounts due and receivable in the ordinary course of its business from customers. The allowance for bad debt is based primarily on an analysis of historical bad debt experience, current receivable aging, and expected future write-offs, as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The expense associated with the allowance for doubtful accounts is recognized as bad debt expense. The accounts receivable balances are reviewed monthly, while the allowance is reviewed on a quarterly base for adequacy. In 2018, all the account receivable was assumed to be collectible, and no allowance for bad debts was estimated.

Inventories

Inventories, which consist of purchased finished goods, are valued at the lower of cost or net realizable value. Cost is determined by the weighted average method of accounting.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed over the estimated useful lives of two to fifteen years, using the straight-line method for financial reporting.

Shipping and Handling Fees and Costs

All shipping and handling fees charged to customers are included in the net sales, and the shipping and handling costs for goods shipped from the Company to customers are included in operating expenses in the consolidated statements of operations.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES(Continued)

Income Taxes

The Company utilizes the asset and liability method as required by FASB Accounting Standards Codification 740, *Income Taxes*. Deferred income taxes reflect the future tax effect of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting and are measured by using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to reverse.

As in current stage of operating, portions of products of the company are still under development. During the introduction stage of product life cycle, the company managed to distribute tremendous budgeting regarding marketing, research & development, and other SG&A related activities. Thus, the company had operating loss in 2017 and 2018.

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment are stated at cost and depreciated on a straight-line method over the estimated useful life of the asset. Property and equipment are summarized by major classifications as follows:

	2018	2017
Computer	$ 11,516	-
Furniture & Equipment	6,450	-
Tooling	328,431	104,373
Less: accumulated depreciation	(106,540)	(6,432)
Net Fix Assets	$ 239,857	$ 97,941

The following is a summary of the depreciation methods and lives for each class of assets:

	Method	Useful Life
Computer	Straight- Line	3 years
Furniture & Equipment	Straight- Line	15 years
Tooling	Straight- Line	2 years

Tooling was acquired from two major vendors for the prototype of innovative wearable keyboard devices and was only designated two years useful life due to rapid innovation.

Major additions and improvements are capitalized, while replacements, maintenance and repairs that do not improve or extend the life of the assets are charged to expense. The company performs reviews for the impairment of fixed assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. Total depreciation for the years ended **December 31, 2018 and 2017** were $100,096 and $6,861.

NOTE 3– TOTAL LOAN PAYABLE

The following table summarizes the loan profile representing financing activities that support daily operating activities.

	2018	2017
David Schick	$ 4,050,000	1,600,000
Ran Poliakine	100,000	100,000
Others	25,000	-
Net Fix Assets	$ 4,175,000	$ 1,700,000

The company and David Schick (the lender) entered into two loan and security agreements with the effective date as of April 30, 2016 and February 21, 2018, respectively, with the aggregate principal loan amount of $4,550,000. The lender has the sole option for all or part of the unpaid principal of the loan to converted into shares of common stock of the company with one dollar twenty-five cents ($1.25) per share. If the lender elects not to covert the outstanding loan into shares, then the company will repay to the lender the full unconverted principal of the loan on or before the earlier of :(i) February 20, 2020; (ii) the date which is one(1) business day following the occurrence of any of the following : (a)the Borrower consolidates with or merges with or into another entity or person, (b) the company sells all or substantially all of its assets to another or person, (c) a majority of the company's equity securities are sold to another entity or person, or (d) an intital public offering of the company's common stock having gross proceeds of not less than $5,000,000; or (iii) the company's default in the performance of any of its obligations under this agreement.

Another loan agreement with Ran Poliakine was signed on April 30, 2016 and expired on April 30, 2018. No extended term was negotiated for this loan due to the lawsuit in Note 8.

Interests rate were assessed at 2.5% for both loan.

NOTE 4–ACCUMULATED TRANSLATION ADJUSTMENT

The company conducts transactions in more than one currency, so the preparation of financial statements in a single currency requires that changes in the relationship between different units of currency be recognized and measured.

The exchange rates of the NIS (Israeli New Shekel) to 1 US Dollar, as of the balance sheet date are:

Date	NIS
Dec 31, 2018	3.748
Dec 31, 2017	3.467

NOTE 5 – LEASING AGREEMENT

On Dec 31, 2017, TAP US signed the unprotected sublease agreement with W.S.C. SPORTS TECHNOLOGIES LTD., for the premises located on the 28th floor of the building at 4 Ariel Sharon St. Givatayim. The agreement has two- year term and will be terminated on Dec 31, 2019. The premise is designated to support Israeli subsidiary operation.

On Mar 19, 2018 TAP SYSTEM INC signed the membership agreement with WEWORK for 2006Q 1-person desk in Pasadena, CA. The lease is based on monthly basis of $450.00 per month.

NOTE 6 - INCOME TAXES

Provision for (benefits from) income taxes consisted of the following:

	2018	2017
Current taxes		
Federal	$ -	$ -
State	800	800
Total	$ 800	$ 800
Deferred tax assets		
Federal	$ 1,193,160	$ 807,362
State	675,738	466,799
Net deferred tax assets (liabilities):	$ 1,868,898	$ 1,274,161

The Company adopted FASB Accounting Standard Codification 740-10, *Accounting for Uncertainty in Income Taxes*, which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities.

Deferred tax assets arose from current net operating loss and timing difference on depreciation expense computation between financial reporting and income tax returns. The measurement of deferred tax assets is reduced or suspended, if necessary, by the amount of any tax benefits that are not expected to be realized. The net operating loss is allowed to offset future taxable income.

NOTE 7 – COMMON STOCKS

As of December 31 2018, the company has issued total of 17,573,422 shares, which 11,445,493 were issued as common stock, 3,360,000 were issued upon loan conversions, and 2,787,929 were issued upon exercise of options and warrants. The grand total source of cash from contributions up to date by Dec 31, 2018 was $8,167,500.00.

As of February 2 2018, upon all outstanding shares and investment, $4,650,000 was contributed by David Schinck who held 9,560,000 shares, $400,000 was contributed by Sabrina Kemeny who held 4,040,000 shares, $275,000 was contributed by Ran Poliakine who held 1,017,143 shares, and $2,842,500 was contributed by outside investors holding a total of 2,856,279 shares.

After fully diluted of all the types of contribution including founder shares, private placement, convertible loan, and options, the shareholder structure as of December 31, 2018 is in the following:

Shareholder name	% of Ownership
David Shick	54.34%
Sabrina Kemeny	22.96%
Ran Poliakine	5.78%
Outsider investors	16.92%

Note 8 – CONTINGENCIES

Three lawsuits have been submitted in Israel against the company, 7 key employees and directors. All the lawsuits are based on the same commercial dispute. A counter lawsuit has been filed and the parties have been referred to mediation by local court. There is no provision recorded in these financial statements.

NOTE 9 - SUBSEQUENT EVENT

In compliance with *ASC 855, Subsequent Events*, management has evaluated subsequent events through **July 15, 2019**, the date the financial statements were available to be issued. In the opinion of Management, there were no other subsequent events requiring recognition or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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Tap Systems, Inc.

Wearable Keyboard, Mouse & Controller



Website | Pasadena , CA | ELECTRONICS

Tap allows you to enter text and control your device just by tapping your fingers on any surface. It is the critical missing piece for the wide adoption of augmented reality and smart wearables.

$0.00 raised

0 Investors	64 Days Left
% Equity Offered	$19.5M Valuation
Equity Offering Type	$250 Min. Investment

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Terms | Updates 0 | Comments | Follow

Investing in Tap Systems is a rare opportunity to participate in a fundamental advance in input technology which addresses an enormous potential market.

Tap is Revolutionizing a 150 Year Old Industry and Paving the Way for Wide Adoption of Augmented Reality



DOVID SCHICK
CEO AND CO-FOUNDER

Invest in Tap Systems, Inc.

What is Tap?

Tap is a revolutionary wearable device that allows you to create text. control a mouse and send commands to

any digital device just by tapping your fingers on any surface - as quickly and easily as with a conventional keyboard.



Why is it Exciting?
Tap provides the missing link of how we will interact with the new generation of wearables and paves the way for the wide adoption of augmented reality. The projected size of the wearable display market is expected to reach 200 million units by 2023.

What Stage is the Company at?
The Tap wearable is the culmination of three years of research and development. Tap has been shipping to customers since February 2018, and has proven market traction, with customers in over 40 countries.

Who is Behind Tap?
The Tap project is a collaboration of long time entrepreneurs Dovid Schick and Sabrina Kemeny, both of whom have successfully invented disruptive technologies and brought them to market. They have both founded and been CEOs of previous successful technical ventures.

What are the Terms of the Offering?
Tap is selling shares at $1.00 per share. The minimum investment is $250, and the pre-money market capitalization is $19,546,843 million.

BONUS REWARDS

Invest $250-$499 and get:
+ Baseball Cap
+ T-Shirt
in addition to your shares

Invest $500-$999 and get:
+ Baseball Cap
+ T-Shirt
+ Free Tap Strap
in addition to your shares
(500 Available)

MEET THE FOUNDERS

 

Dovid Schick
CEO & Co-Founder

Sabrina Kemeny
President & Co-Founder

Tap is the brainchild of David Schick & Sabrina Kemeny, two successful electrical engineers and entrepreneurs who have both pioneered critical technologies, founded, financed and scaled up

Invest $1,000-$4,999 and get:

+ Baseball Cap
+ T-Shirt
+ 2 Free Tap Strap
in addition to your shares
(200 Available)

Invest $5,000-$24,999 (20 Available)

+ 2 Free Tap Straps
+ Baseball Cap
+ T-Shirt
+ 5% bonus shares
in addition to your shares

Invest $25,000-$99,999 (5 available)

+ 2 Free Tap Strap
+ Baseball Cap
+ T-Shirt
+ 10% bonus shares
in addition to your shares

Invest 100,000+$249,999 (2 available)

+Baseball Cap
+T-Shirt
+5 Free Tap Straps
+Trip to Israel and tour of the Tap Lab, Dinner with the team.
(transportation included)

+10% bonus shares
For StartEngine Owners
Please details on your 10% bonus perks below.

companies, and achieved substantial exits.

Schick is the inventor of digital dental x-ray technology that is used in most dental offices today, and is the founder and former CEO of Schick Technologies, which he took public just five years after founding.

Kemeny is the co-inventor of the CMOS image sensor chip used in virtually all digital cameras. She is the founder and former CEO of Photobit, which successfully scaled up and commercialized the technology before selling the company to Micron.



The Tap Development Team

Meet Tap - The Missing Link in Adoption of AR, VR & XR

Computer are continuing to evolve - from the desktop, to the laptop, to the phone, to the watch. The next major step in evolution is wearable computers - including augmented reality headsets. Apple, Google, Facebook, Magic Leap and Microsoft are among the companies investing heavily in making augmented reality the computing platform of the future. The missing link in widespread adoption of these new



missing link in widespread adoption of these new devices is the lack of a fast, precise input method. Tap solves this problem in a way that is both proprietary and user friendly. With Tap, users can enter text and send commands to their devices quickly, accurately and privately. It is estimated that 200 million wearable-screen devices will be sold annually by 2023.



The All-In-One Wearable Keyboard, Mouse & Controller



Tap allows users to enter text without the need for a dedicated physical or on-screen keyboard. The Tap Strap One is a wearable device which consists of a set of rings which sense finger taps to control input. Using it, you can type text and send commands to any bluetooth enabled devices, such as smartphones, tablets, computers, smartTVs, and wearable devices. Since you can tap your fingers on anything, you don't need a specialized surface (like a keyboard), making it a great solution for mobile and wearable input. Plus, since Tap is tactile, you don't need to look your hand, which is great for any situation where you can't (or don't want to) look at your hands while writing — such as while using Augmented and Virtual Reality headsets. Tap also has a built-in mouse, making it a complete solution for device control. You can learn to tap in about an hour of playing the TapGenius learning game.

Three Years In The Making

Rigorous Testing. 1000's of Iterations.



The initial work for what became the Tap project began in 2014 with the ambitious goal of creating an input

The Tap Strap One

Precision at your fingertips



The Tap Strap One Is the Company's debut product. It is being sold on Amazon.com, in select retail stores

in 2014, with the ambitious goal of creating an input solution for the next generation of digital devices. Tap has brought together a highly talented group of dedicated engineers, developers and designers who have joined forces to create the Tap hardware, software and mechanics. We have corporate offices in Pasadena, CA and a research and development center in Tel Aviv, Israel - two areas known for emerging startup technology. Tap started as an idea, then after thousands of hours of research, interviews, and feedback the initial design was formed. Early prototypes were completed in 2015, and extensive testing and improvements were accomplished over the next two years. The technology that needed to be develop Tap required innovations in electronics, algorithms, machine learning, materials and design. Manufacturing for the Tap Strap One began in 2017, and the product commenced shipping in February 2018. The Company has filed five patent applications related to the Tap invention.

is being sold on Amazon.com, in select retail stores, and on the Company's website. The Tap Strap One has a large and growing audience of customers in the areas of consumer, enterprise and assistive technology. Tap is:

Fast: Users have already reached speeds of over 70 words per minute with one hand.

Accurate: Proficient users have an average accuracy of over 99.8%. This is achieved without the need to calibrate Tap for each user.

Ergonomic: Tap is adjustable and can be worn for hours without discomfort. Wearing Tap does not interfere with the normal movement and use of the users hand.

Customizable: Tap can be reconfigured to send text in any language, or to send hotkeys and macros to any device.

Easy to Learn: It takes only around an hour to learn the Tap Alphabet, and just 10 minutes a day of practice to reach full proficiency. This is about 1/10th of the time that it takes to learn to touch-type.

Complex inputs shouldn't require keys or a board. TAP is the future of how we can communicate with technology and each other.

Media Coverage

   Bloomberg

 Macworld

Click Here To Read Press Coverage

Tap is Being Adopted Across Multiple Market Segments

   

VR/AR/XR	Gaming	Media Control	Smart Devices
Tactile input + 6DOF keeps users in full immersion for longer periods of time, allowing them to stay focused, be more productive and enjoy immersive experiences to their fullest.	In-Game-Communication, Hot Keys, Macros and Key-Bind Triggering are just some of the ways casual and pro Gamers are able to improve gameplay across all platforms.	Instant control and manipulation of slideshows, imagery, audio & video allows creators and consumers the flexibility to easily create and consume multimedia entertainment.	As devices become more powerful and run more helpful applications, standardized controls and unified input modalities enable users to easily interact and adopt new technologies.

"Jony Ive, Apple's design Guru might be proud.."

Leif Johnson
Associate Editor, MacWorld





How Does Tap Work

Tap is a virtual input device that uses chords to register text. There are no keys involved at all – no projected keyboard, no invisible key patterns and no holograms. You type characters and commands by tapping a combination of fingers on any surface. The Tap Strap has accelerometers built into each finger-ring, which collect motion and acceleration information from your fingers. That information is analyzed by a small computer chip which is built into the thumb ring. The output character is then transmitted via bluetooth to the paired device.



The tapping motion is similar to playing a piano. Some characters – the vowels – require only one finger, while others require multiple fingers to tap at the same time. For example, the most common consonants, N, T, L and S, are tapped with two adjacent fingers. "N" is the thumb and index finger, "T" is the index and middle finger, "L" is the middle and ring finger, and "S" is the ring and pinky.

For example, to spell the word, "INTO", you would tap:
I = Middle Finger
N = Thumb+Index
T = Index+Middle
O = Ring Finger

To tap punctuation and special characters, you use double taps. For example, to tap a comma, you would double tap the letter M. Since there are two M's in the word coMMa, it's a quick way to learn. There are taps for virtually all of the keys on a standard keyboard, and your Tap can also be customized so that you can activate keyboard shortcuts, modifiers and special

symbols.

Learning to Tap is Fast and Easy

Learning to tap is 10X faster than it takes to learn to touch-type on a QWERTY keyboard. The fastest way to learn is by playing the TapGenius Learning Game, which takes you through the Tap Alphabet using a series of fast, engaging challenges. TapGenius was designed with the help of Learning Neuroscience specialists at Stanford University. It breaks down the alphabet into eight simple learning groups of taps and each group takes approximately ten minutes to learn. Punctuation is introduced over time in each round, so once you are finished you will know all letters as well as punctuation. Once you have learned the alphabet, the TapAcademy app, will make you a master tapper with just two to three weeks of playing 10 minutes a day of practice games and speed tests.



Customer Reviews

 Jacob AKA Azier, investor of options, equities, crypto, royalties etc. With Silicon Valley and Oxford club

★★★★★ **Download the apps and practice. You will never go back to the regular mouse and keyboard.**
December 1, 2018
Size: Large | **Verified Purchase**

This is perfect. with this I am able to save time and since it works on So many devices it is extremely convenient and with the apps to help you learn everything about it, it didn't take anywhere near along as I thought it would to get the hang of it. I have to Say, this was worth every pennie I spent on it.

3 people found this helpful

| Helpful | ⌄ 1 comment | Report abuse |

 J&K_nostaw

★★★★★ **Easy enough for a 10 yo to use and figure out**
January 4, 2019
Size: Large | **Verified Purchase**

My 10 year old son had to have this, he loves it- he figured out how to link it to our smart tv, Apple TV, iPads, Samsung tablet, chrome books and his iPhone...if he can figure it out- then it is definitely a good product!

2 people found this helpful

| Helpful | ⌄ Comment | Report abuse |

 Carlyn

★★★★★ **Loving my new Tap!**
July 22, 2019
Size: Small | **Verified Purchase**

My Tap finally got delivered and I started testing it out right away. It does need to be charged first before it can be fully set up, but once it's ready to go, learning is pretty quick and easy! The case itself is the charger, so only the case ever needs to be plugged in, which is nice and adds sleekness to the actual Tap device because there's no need to add a charging port on the hardware. It came with a user guide to help start and set up the device, and they even tell you what apps to download for the best experience!

Altogether, it took about 2 hours on and off to learn the alphabet, and I've just recently begun the TapAcademy app, which helps increase WPM and typing recall over a 30 day program. I'm really happy with how much work went into developing the learning apps and I can't wait to keep improving and eventually use it with my VR devices!

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Peter S.

★★★★★ Works greats! Helpful n quick responses n help!
June 23, 2019
Size: Small | Verified Purchase

The tap is awesome, very useful.
Able to use computer in comforable way(reclining or laying down). Mouse and keyboard is very outdated. We need new ways to interact with our tech.
I am able to use it on my leg or anything really.
There is size chart to find a good size.
Accidently ordered wrong size. They helped very quickly n i got it to me within few days.

I ablsolutly trust. And plan on getting a second one here soon. ^_^

Honestly if you`re in pain, or just tired of mouse n keyboard, tap is a great alternative.

One person found this helpful

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Chelsea

★★★★★ Useful gadget, worth the learning curve
July 23, 2019
Size: Small | Verified Purchase

I saw Tap at AWE last year but was a little concerned about the learning system. I figured if I couldn't stop thinking about it, it was worth trying for myself. There definitely is a learning curve - but it was pretty fun to go through the lessons. I also noticed after a few lessons my overall "form" improved, so I was making less mistakes. After about a week I was able to type pretty fluently with it.

I hooked Tap up to the Vive and rigged up a tupperware lid to the side of the headset to tap on. It's worked perfectly for what I need it for and I get pretty good reactions out of people who see it and definitely recommend it.

Helpful | Comment | Report abuse



R. Brayer

★★★★★ Rewire your brain with TAP
July 8, 2019
Size: Large | Verified Purchase

Other than the obvious benefits of getting rid of my mouse and keyboard, I bought this device to keep challenging my brain. As a mind/ brain hacker, I am always trying to find new ways to create new connections in my brain. If you've read Norman Doidge's book, The Brain That Changes Itself, you know that "practicing a new skill, under the right conditions, can change hundreds of millions and possibly billions of the connections between the nerve cells in our brain maps." TAP created these conditions and my brain is creating new connections as I type this review. There is a learning curve when it comes to typing, and if you like challenges like I do - your brain will greatly benefit from learning another skill.



BRAIN
SELF



4 people found this helpful

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 Luther Blackwood

★★★★★ **This thing is amazing**
May 31, 2019
Size: Large   **Verified Purchase**

I like playing with alternate ways of input for my computers. I've played with projected keyboards. The Myo armband. Voice control. Trackballs. If it's something beyond a keyboard and mouse, I love to try it.

The Tap Keyboard is far and away my favorite input device.

I've now made it through the tap genius app and learned all the letter finger patterns. I'm tapping on tables, books and my chest. I've written a bit of python code with it. The mouse functionality is fantastic. The charging case blows my mind. I was hesitant at $200. I had it sitting in a wishlist for some 2 months. Eloi Stree's review convinced me to jump on it. And, NO REGRETS.

A keyboard will always be faster. But I don't want to carry a keyboard everywhere.

To put it simply: I'm in love.

2 people found this helpful

Offering Summary

Company :	Tap Systems Inc.
Corporate Address :	177 E Colorado Boulevard, Pasadena , CA 91105
Offering Minimum :	$10,000.00
Offering Maximum :	$1,070,000.00
Minimum Investment Amount (per investor) :	$250.00

Terms

Offering Type :	Equity
Security Name :	Common Stock
Minimum Number of Shares Offered :	10,000
Maximum Number of Shares Offered :	1,070,000
Price per Share :	$1.00
Pre-Money Valuation :	$19,546,843.00

Pre-Money Valuation : [illegible]

The 10% Bonus for StartEngine Shareholders

Tap Systems will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 1,000 shares of Common Stock at $1/ share, you will receive 100 Common Stock, meaning you'll own 1,100 shares for $1000. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement, unless their eligibility period has been extended through additional subsequent investments in StartEngine's own offerings.

Investment Incentive

15% Early Adopters Bonus

Invest within the next 15 days and receive 15% additional bonus shares on your investment.

Invest $250-$499 and get:

+ Baseball Cap

+ T-Shirt

in addition to your shares

Invest $500-$999 and get:

+ Baseball Cap

+ T-Shirt

+ Free Tap Strap

in addition to your shares

(500 Available)

Invest $1,000-$4,999 and get:

+ Baseball Cap

+ T-Shirt

+ 2 Free Tap Strap

in addition to your shares

(200 Available)

Invest $5,000-$24,999 (20 Available)

+ 2 Free Tap Straps

+ Baseball Cap

+ T-Shirt

+ 5% bonus shares

in addition to your shares

Invest $25,000-$99,999 (5 available)

+ 2 Free Tap Strap

+ Baseball Cap

+ T-Shirt

+ 10% bonus shares

in addition to your shares

Invest $100,000+$249,999 (2 available)

+Baseball Cap

+T-Shirt

[illegible]

+5 Free Tap Straps

+Trip to Israel and tour of the Tap Lab, Dinner with the team. (transportation included)

+10% bonus shares

All perks occur after the offering is completed

The available perks will update after each rolling close or disbursement and will be provided after the offering has closed

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

How to Tap

This is a tutorial about how to tap your fingers in the way that looks like actual tapping. So a tap is a motion, sort of like this. It's an up and down motion. So don't tap just by moving your fingers individually. Most taps take more than one finger. Some taps only take one. Some take all of your fingers. Some take two. And so what you want to do is basically create different combinations of fingers as they strike whatever the surface is. Tapping is a very quick motion. It's not like a press and it's not a slow, kind of imagine that you are actually using a keyboard like that. It would be very, very slow. So it's a keyboard and it's generally a steady kind of rhythmic up and down motion with your hand like that.

In terms of finger position, tapping is usually best done when your fingers are curled slightly, so they're not curled in a lot and they're not splayed out flat, and your wrist is not planted on the table. So it's kind of like playing piano where you'd be doing something like this. It's also very good practice when you're tapping, and good tappers do this, is to relax your hands. So your hand should not be sticking out with your fingers in a tense kind of position. It should be as relaxed and natural a thing as possible.

When you wear the tap strap, we'll show you how to do this, but it should be tight. So you don't want it to be where the rings are open and then you can see movement or slipping around like this. And obviously as you can see, I'm wearing them where I wear rings, actual rings, and that's where it's supposed to be worn rather than further down in your hand or near your fingertips.

Last thing is that some of the scenes will involve the mouse. By the way, this doesn't matter which surface you're using. So this is a table. But if I'm tapping on my arm, I'm going to be doing the exact same thing. So you tap the same way regardless of what the surface is. Now, to use it as a mouse, the thumb has to be in contact with the surface. And the best way I can describe this is pretend that you're holding an imaginary mouse. So these are very small motions. People don't move a mouse like that. They move very, very small motions and sometimes it's really just your thumb that has to move and your other fingers you can plant. And you click by just clicking your index and middle finger. Those are the clicks that you generally use when you're mousing with some other fingers that you click with, but for the purpose of this, that's all that you really need to do. And then to exit mouse mode, you just pick your hand up and you continue to tap. And that right now is really all that you need to know.

Tap Founders

Sabrina Kemeny:

We just don't need to be carrying around these wireless keyboards everywhere we go. They're cumbersome. They tie us down. It's not necessary. If we're ever going to be wearing our devices, there's no screens. We need a way to input it. Tap represents a whole new way of how we can input our communications to our devices. Once you've introduced something, people know it's there, and they can see that it's better. We don't have to rely on this 150 year old technique. We know we have a better way to input. With Tap, I get to see people enjoying a new way of communicating. It's fantastic.

Dovid Schick:

I'm Dovid Schick. I'm the CEO of Tap, and I also invented the technology. Tap is a wearable device. It consists of five rings. They're very comfortable. There are sensors in it, which can determine which of your fingers are touching a surface. I'm just an avid technology buff. I developed the first digital x-ray system for dentists, reducing the dosage by about 90%. I have a certain skill for being able to match these emerging technologies with the problems that are on the horizon. Technology is not just something that you go to your desk and you do. It's something that you take with you, and it's something that more and more you want to wear. How are we going to communicate and control those devices?

Dovid Schick:

I started experimenting with lots of different techniques. Tap allows you to create text, or commands, or really anything just by touching with your fingertips. You can input when you're standing up, sitting down, in any position that you find to be comfortable and healthy for you. You can tap on your body, if you don't have a surface available. It's just an amazingly powerful and flexible technology. When we go to trade shows, the response that we get is amazing. Our booth is always packed. All we do is we just line up a bunch of Taps and a bunch of devices, and people come up, and they start tapping. It immediately draws a crowd, and people's reactions are amazing. It's incredibly gratifying to me just to have people say, "This is literally the coolest thing that I've ever seen." This is just instantly a healthier way to write.

Sabrina Kemeny:

I was the founder and CEO of Photobit. When we first came out with it, Active Pixel seamless technology, the scientists, the engineers were, "It'll never be done. You can't do it." When we did prove that it was done scientifically, again, we were rebuffed. We started a landslide, and because of Photobit, that's why you can take pictures today. It's changed the world. I'm really thrilled to get the opportunity to affect culture not once, but twice. When Dovid created Tap, it was the first time I felt compelled to leave retirement and throw myself into something new. This was a new way of inputting, just like people didn't take pictures before on their phones. Now, we have a way that's so much more natural and easier. The keyboard is over 150 years old. From then to now we're hunched over our screens. With Tap it was the other way around. We designed it for humans to be ergonomic.

Dovid Schick:

One of the amazing breakthroughs of Tap has been to be able to come out with these learning systems in which people can gain full proficiency in just a couple of hours. This is a tiny fraction of what it would take to learn how to touch type on a QWERTY keyboard. Where Tap's enormous

future lies really is wearable displays. It could be a smartwatch, or it could be a headset display. For that Tap is a natural solution. Tap could not have been done a few years ago, not without the miniaturization and perfection, some of the algorithmic things that have happened in machine learning and AI. Once you try it, you will know that humans will be tapping.

One Strap, Unlimited Input

This is tap,

Work in any environment

and in any position

Control presentations

and play games

Search for content on your tv

input info into profession apps

And communicate on the go

tapwithus.com

One Wearable. Unlimited Inupt

with Tap you can....

keep in touch with those you love

Leet them know your ETA

Reach out to a friend you can count on

Work Without limits

Any Surface becomes your key board

Communicate with Freedom

(Even when you're not supposed to)

Play together

Relax, reconnect, recharge.

tapwithus.com

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